

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Tie Li
Chief Financial Officer
Li Auto, Inc.
11 Wenliang Street
Shunyi District , Beijing 101399
People's Republic of China

      Re: Li Auto, Inc.
          Form 20-F for the Year Ended December 31, 2021
          Filed April 19, 2022
          File No. 001-39407

Dear Mr. Li:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing